06006122

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48724

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Churchill Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1406 Browns Lane, 2nd Floor
(No. and Street)

Louisville (City) Kentucky (State) 40207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Hunter, Jr. 502-893-1780
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAY 23 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mountjoy & Bressler, LLP
(Name – *if individual, state last, first, middle name*)

325 West Main Suite 2300 (Address) Louisville (City) Kentucky (State) 40202-4256 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH. D.C. 203

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John J. Hunter, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Churchill Financial, LLC, as of 12/31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

My commission expires November 6, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Churchill Financial, LLC

December 31, 2005

SEC
450 5th Street N.W.
Washington, D.C. 20549

SEC Midwest Regional Office
175 W. Jackson Boulevard, Suite 900
Chicago, IL 60604

NASD
9509 Key West Avenue, 4th Floor
Rockville, MD 20850
Attn: Eleanor M. Sabalbaro

Churchill Financial, LLC

Contents

Mountjoy & Bressler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Members
Churchill Financial, LLC

We have audited the accompanying statement of financial condition of Churchill Financial, LLC (the Company) as of December 31, 2005, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Churchill Financial, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mountjoy & Bressler, LLP

Louisville, KY
January 13, 2006

mountjoybressler.com

2300 Waterfront Plaza
325 W. Main Street
Louisville, Kentucky 40202
(502) 992-2700
(502) 992-4700 fax

175 East Main Street, Suite 200
Lexington, Kentucky 40507
(859) 255-4950
(859) 255-2875 fax

The Ernst Mansion
405 Garrard Street
Covington, Kentucky 41011
(859) 431-1975
(859) 431-7721 fax

308 Versailles Road
Frankfort, Kentucky 40601
(502) 695-1040
(502) 695-2025 fax

Churchill Financial, LLC

Statement of Financial Condition

As of December 31, 2005

ASSETS

Cash	$	104,052
Deposits with clearing firms		104,704
Receivable from brokers and dealers		174,544
Investments		7,800
Prepaid expenses		952
Fixed assets, net of accumulated depreciation of $26,262		14,798
Total assets	$	406,850

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	61,060
Members' equity		345,790
Total liabilities and members' equity	$	406,850

See accompanying independent auditor's report and notes to financial statements.

Churchill Financial, LLC

Statement of Income

For the Year Ended December 31, 2005

Revenues:	
Commissions	$ 2,528,064
Dividend, interest and other income	2,703
	2,530,767
Expenses:	
Clearing fees	603,564
Occupancy and equipment rental	114,780
Compensation costs and guaranteed payments to partners	466,943
Other operating expenses	144,006
	1,329,293
Income Before Income Taxes	1,201,474
Income Tax Expense	125,794
Net income	$ 1,075,680

See accompanying independent auditor's report and notes to financial statements.

Churchill Financial, LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2005

Balance, beginning of year	$ 281,110
Net income	1,075,680
Distributions	(1,011,000)
Balance, end of year	$ 345,790

See accompanying independent auditor's report and notes to financial statements.

Churchill Financial, LLC

Statement of Cash Flows

For the Year Ended December 31, 2005

Cash flows from operating activities:	
Net income	$ 1,075,680
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation	9,574
(Increase) in operating assets:	
Deposits with clearing firms	(4,246)
Receivable from brokers and dealers	(44,883)
Prepaid expenses	(952)
Increase in operating liabilities:	
Accounts payable and accrued expenses	24,252
Net cash provided by operating activities	1,059,425
Cash flows from investing activities:	
Purchase of investments	(4,500)
Purchase of equipment	(7,928)
Net cash used in investing activities	(12,428)
Cash flows from financing activities:	
Member distributions	(1,011,000)
Net cash used in financing activities	(1,011,000)
Net increase in cash	35,997
Cash, beginning of year	68,055
Cash, end of year	$ 104,052

See accompanying independent auditor's report and notes to financial statements.

Churchill Financial, LLC

Notes to Financial Statements

For the Year Ended December 31, 2005

Note 1 – Nature of Business and Significant Accounting Policies

Churchill Financial, LLC (the Company) is a broker/dealer in securities registered with the Securities and Exchange Commission under the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii). These provisions provide that all funds and securities belonging to customers be handled by a correspondent broker/dealer.

The accounting policies followed by the Company are as follows:

Statement of Income

For purposes of this statement, the Company recognizes commissions and related clearing expenses on a settlement date basis as security transactions occur.

Statement of Cash Flows

For purposes of this statement, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company is organized as a limited liability corporation and has elected to be taxed as a partnership for Federal income tax purposes. Therefore, net income for Federal income tax purposes is passed through to the members personally. In 2005, the state of Kentucky enacted new tax legislation assessing state tax at the entity level. Accordingly, income tax expense represents state and local income taxes for the year ending December 31, 2005.

Use of Estimates

Preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those reported.

Note 1 - Continued

Accounts Receivable

Management considers all accounts receivable to be collectible. Accounts receivable determined uncollectible will be written off when that determination is made.

Investments

Investments consist of restricted equity securities and are recorded at the lower of cost or estimated net realizable value. Adjustments in carrying values, if any, are included in current period earnings.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis using an estimated useful life of three to five years.

Note 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2005 or the procedures followed in making the periodic computation required. At December 31, 2005, the Company had net capital of $300,733 and net capital requirements of $50,000. The ratio of aggregate indebtedness to net capital was 0.203 to 1 at December 31, 2005. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 – Possession or Control Requirements

The Company adheres to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by transmitting all customer funds and securities to the clearing broker who carries the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities.

Note 4 – Concentration of Risk

Substantially all commissions earned by the Company were received from trades directed by one investment management firm, Cullinan Associates, Inc. Certain members of the Company are also stockholders of Cullinan Associates, Inc. The Company's offices are located in the offices of Cullinan Associates, Inc. and the Company paid $114,780 in occupancy and equipment rental costs to a non-member stockholder of Cullinan Associates, Inc. for the year ended December 31, 2005.

Note 5 – Simplified Employee Pension Plan

The Company has a Salary Deferral Simplified Employee Pension plan (SAR-SEP), whereby it may (but is not required to) make discretionary contributions on behalf of employees who have been with the Company for two years or more. In addition, eligible employees may make contributions to the SEP. There were $107,498 of Company contributions during the year.

Note 6 – Concentration of Credit Risk

Bank balances are insured by the Federal Deposit Insurance Corporation (FDIC), up to $100,000 for each bank with which the Company has accounts. At December 31, 2005, the Company had bank account balances exceeding FDIC insurance limits totaling approximately $7,000. Management feels the risk associated with the excess balances to be minimal.

Note 7 – Related Party Transactions

The Company leases office space from a partnership which is owned by two Company members on a month-to-month basis. The current monthly rental is $1,500. The amount charged to rent expense was $9,000 for the year ended December 31, 2005.

Schedule I

Churchill Financial, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2005

Net capital:		
Total members' equity	$	345,790
Deduct non-allowable assets and excess fidelity bond deductible		42,963
Net capital before haircuts on securities positions (tentative net capital)		302,827
Haircuts on securities positions		2,094
Net capital	$	300,733
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	61,060
Total aggregate indebtedness	$	61,060
Computation of basic net capital requirement:		
Minimum net capital required	$	50,000
Excess net capital	$	250,733
Ratio: aggregate indebtedness to net capital		0.203 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	300,733
Net capital per above	$	300,733

See accompanying independent auditor's report.

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Members
Churchill Financial, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Churchill Financial, LLC (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of members, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mountjoy & Bressler, LLP

Louisville, KY
January 13, 2006